Exhibit 99.1

- MOGU Announces Unaudited Financial Results for the Six Months Ended September 30, 2021

- GMV from Live Video Broadcast (“LVB”) for the Six months ended September 30,2021 Accounted for 91.2% of total GMV

HANGZHOU, China, December 23, 2021 /BUSINESS WIRE/ — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading KOL-driven online fashion and lifestyle destination in China, today announced its unaudited financial results for the six months ended September 30, 2021.

Mr. Chen Qi, Chairman and Chief Executive Officer of MOGU, commented, “The first half of the fiscal year of 2022 was challenging for the Live eCommerce industry, as we continue to see increasing competition. The GMV and Revenue of MOGU decreased by 12.5% and 30.8% to RMB5,454 million (US$846.4 million) and RMB169.5 million (US$26.3 million) period-over-period, respectively. Going forward, we will continue to focus on optimizing the portfolio of the product offerings to provide more fashionable and high-quality products to our customers. After the acquisition of Hangzhou Ruisha Technology Co. Ltd., we will also focus on expanding and utilizing MOGU’s capabilities and experience of serving its merchants which we have been built up over the years, to offer effective solutions to brands in different channels to achieve value and growth.”

“During the first half fiscal year of 2022, our total revenues were RMB169.5 million and the Adjusted EBITDA was negative RMB72.7 million, compared with RMB245.0 million and negative RMB32.6 million, respectively, for the same period in the fiscal year of 2021. We plan to improve our revenue by focusing on products with higher gross margins and exploring new revenue sources to diversify our revenue structure. We will also continue to optimize customer procurement and operating efficiencies to achieve cost and expense reduction” added Ms. Qi Feng, Financial Controller.

Highlights for the Six Months ended September 30, 2021

•

Live Video Broadcast (LVB) associated GMV for the six months ended September 30, 2021 increased by 8.5% period-over-period to RMB4,972 million (US$771.6 million [1] ). LVB associated GMV for the six months ended September 30, 2021 accounted for 91.2% of our total GMV.

•	Gross Merchandise Value (GMV 2) for the six months ended September 30, 2021 was RMB5,454 million (US$846.4 million), a decrease of 12.5% period-over-period.

[1]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2021, which was RMB6.4434 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]

GMV refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aiming at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

1 / 10

Financial Results for the Six Months ended September 30, 2021

Total revenues for the six months ended September 30, 2021 decreased by 30.8% to RMB169.5 million (US$26.3 million) from RMB245.0 million during the same period of the fiscal year 2021.

•

Commission revenues for the six months ended September 30, 2021 decreased by 24.3% to RMB116.8 million (US$18.1 million) from RMB154.2 million in the same period of the fiscal year 2021, primarily attributable to the lower GMV due to the heightened competitive environment.

•

Marketing services revenues for the six months ended September 30, 2021 decreased by 69.0% to RMB13.0 million (US$2.0 million) from RMB42.0 million in the same period of the fiscal year 2021. The decrease was primarily due to the restructuring of the Company’s business towards an LVB-focused model, which involves more business partners, including LVB hosts and their agencies, who take a portion of our marketing and promotion functions.

•

Financing solutions revenues for the six months ended September 30, 2021 decreased by 10.4% to RMB21.5 million (US$3.3 million) from RMB24.0 million in the same period of the fiscal year 2021. The decrease was primarily due to the decrease in the service fee of loans to users.

•

Other revenues for the six months ended September 30, 2021 decreased by 26.8% to RMB18.2 million (US$2.8 million) from RMB24.8 million in the same period of the fiscal year 2021, primarily due to a decrease in technology service.

Cost of revenues for the six months ended September 30, 2021 decreased by 9.7% to RMB85.1 million (US$13.2 million) from RMB94.3 million in the same period of the fiscal year 2021, which was primarily due to a decrease in the rental expenses, IT-related expenses and payment handling cost.

Sales and marketing expenses for the six months ended September 30, 2021 decreased by 15.5% to RMB92.8 million (US$14.4 million) from RMB109.8 million in the same period of the fiscal year 2021, primarily due to optimized spending on branding and user acquisition activities.

Research and development expenses for the six months ended September 30, 2021 decreased by 20.2% to RMB45.2 million (US$7.0 million) from RMB56.7 million in the same period of the fiscal year 2021, primarily due to decrease in payroll cost and the rental expenses.

General and administrative expenses for the six months ended September 30, 2021 decreased by 12.8% to RMB42.1 million (US$6.5 million) from RMB48.2 million in the same period of the fiscal year 2021, primarily due to the reversal of share-based compensation expenses mainly due to employee turnover as well as a decrease in the allowance for doubtful receivables.

2 / 10

Amortization of intangible assets for the six months ended September 30, 2021 increased by 9.5% to RMB160.2 million (US$24.9 million) from RMB146.2 million in the same period of the fiscal year 2021.

Goodwill impairment for the six months ended September 30, 2021 was RMB186.5 million (US$28.9 million), compared to nil in the same period of the fiscal year 2021, which was associated with weaker-than-expected operating results of the Company due to the continuously heightened competitive environment as well as the deficit between the market capitalization and carrying amount of the net assets of the Company for a prolonged period.

Loss from operations for the six months ended September 30, 2021 was RMB430.1 million (US$66.8 million), compared to a loss from operations of RMB195.4 million in the same period of the fiscal year 2021, primarily attributable to the goodwill impairment.

Net loss attributable to MOGU Inc. for the six months ended September 30, 2021 was RMB411.9 million (US$63.9 million), compared to a net loss attributable to MOGU Inc. of RMB182.6 million in the same period of the fiscal year 2021.

Adjusted EBITDA3 for the six months ended September 30, 2021 was negative RMB72.7 million (US$11.3 million), compared to negative RMB32.6 million in the same period of the fiscal year 2021.

Adjusted net loss4 for the six months ended September 30, 2021 was RMB69.9 million (US$10.8 million), compared to an adjusted net loss of RMB25.7 million in the same period of the fiscal year 2021.

Basic and diluted loss per ADS for the six months ended September 30, 2021 were RMB4.00 (US$0.62) and RMB4.00 (US$0.62), respectively, compared with RMB1.68 and RMB1.68, respectively, in the same period of the fiscal year 2021. One ADS represents 25 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB616.3 million (US$95.6 million) as of September 30, 2021, compared with RMB803.1 million as of March 31, 2021.

Significant Transaction

In July 2021, Hangzhou Juangua Network Co., Ltd. (“Hangzhou Juangua”), a consolidated affiliated entity of the Company purchased 41.52% equity interests in Hangzhou Ruisha Technology Co., Ltd. (“Hangzhou Ruisha”) with the consideration of RMB50.0 million in cash. Upon the closing of the transaction on July 26, 2021, the Company beneficially owns 59.62% equity interests in Hangzhou Ruisha and gains control of Hangzhou Ruisha. The Company derecognized previously held equity interests of Hangzhou Ruisha at fair value of RMB18.2 million with a recognition of gain from investment of RMB11.1 million and recognized identifiable net assets of RMB49.7 million, which included identifiable intangible assets of RMB49.4 million and related deferred tax liabilities of RMB12.4 million, non-controlling interests at fair value of RMB45.0 million and a goodwill of RMB63.5 million. The Company will start to consolidate Hangzhou Ruisha thereafter.

[3]

Adjusted EBITDA represents net loss before (i) interest income, gain from investments, net, income tax benefits and share of results of equity investee, goodwill impairment and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[4]

Adjusted net loss represents net loss excluding (i) gain from investments, net, (ii) share-based compensation expenses, (iii) goodwill impairment, (iv)amortization of intangible assets, (v) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

3 / 10

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as Adjusted EBITDA and Adjusted net loss as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net loss before interest income, loss/(gain) from investments, net, income tax (benefits)/expenses, share of results of equity investees, goodwill impairment, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net loss as net loss excluding loss/(gain) from investments, net, goodwill impairment, share-based compensation expenses, amortization of intangible assets, and adjustments for tax effects. Beginning from the second quarter of fiscal year 2020, we combined each of (i) investment loss/(gain), (ii) gain on deconsolidation of a subsidiary and (iii) gain from investment disposals, into loss/(gain) from investments. The related financial statements prior to July 1, 2019 have been recast to reflect this change. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

4 / 10

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Ms. Qi Feng

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

5 / 10

MOGU INC.

Unaudited Interim Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of September 30,
	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	542,076	507,047	78,692
Restricted cash	808	808	125
Short-term investments	260,245	108,456	16,832
Inventories, net	240	192	30
Loan receivables, net	99,965	82,554	12,812
Prepayments and other current assets	77,679	60,725	9,424
Amounts due from related parties	6,061	722	112

Total current assets	987,074	760,504	118,027

Non-current assets:
Property, equipment and software, net	10,780	9,848	1,528
Intangible assets, net	426,005	310,006	48,112
Goodwill	186,504	63,460	9,849
Investments	66,382	79,191	12,290
Other non-current assets	163,111	215,803	33,492

Total non-current assets	852,782	678,308	105,271

Total assets	1,839,856	1,438,812	223,298

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	19,938	10,485	1,627
Salaries and welfare payable	4,349	14,626	2,270
Advances from customers	77	275	43
Taxes payable	1,558	2,491	387
Amounts due to related parties	6,234	5,491	852
Accruals and other current liabilities	333,127	313,972	48,726

Total current liabilities	365,283	347,340	53,905

Non-current liabilities:
Deferred tax liabilities	17,526	25,403	3,942
Other non-current liabilities	2,151	1,516	235

Total non-current liabilities	19,677	26,919	4,177

Total liabilities	384,960	374,259	58,082

Shareholders’ equity
Ordinary shares	181	181	28
Treasury stock	(126,424)	(134,789)	(20,919)
Statutory reserves	3,331	3,331	517
Additional paid-in capital	9,458,643	9,466,558	1,469,187
Accumulated other comprehensive income	97,145	76,276	11,838
Accumulated deficit	(7,977,980)	(8,389,906)	(1,302,093)

Total MOGU Inc. shareholders’ equity	1,454,896	1,021,651	158,558

Non-controlling interests	—	42,902	6,658

Total shareholders’ equity	1,454,896	1,064,553	165,216

Total liabilities and shareholders’ equity	1,839,856	1,438,812	223,298

6 / 10

MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the six months ended
	September 30,
	2020	2021
	RMB	RMB	US$
Net revenues
Commission revenues	154,210	116,807	18,128
Marketing services revenues	41,969	13,006	2,018
Financing solutions revenues	23,970	21,485	3,334
Other revenues	24,834	18,176	2,821
Total revenues	244,983	169,474	26,301
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(94,285)	(85,133)	(13,212)
Sales and marketing expenses	(109,842)	(92,772)	(14,398)
Research and development expenses	(56,652)	(45,227)	(7,019)
General and administrative expenses	(48,248)	(42,095)	(6,533)
Amortization of intangible assets	(146,228)	(160,190)	(24,861)
Goodwill impairment		(186,504)	(28,945)
Other income, net	14,850	12,310	1,910
Loss from operations	(195,422)	(430,137)	(66,757)
Interest income	10,424	7,001	1,087
Gain from investments, net	—	7,822	1,214
Loss before income tax and share of results of equity investees	(184,998)	(415,314)	(64,456)
Income tax benefits	2,350	1,715	266
Share of results of equity investee	—	(418)	(65)
Net loss	(182,648)	(414,017)	(64,255)
Net loss attributable to non-controlling interests	—	(2,091)	(325)
Net loss attributable to MOGU Inc.	(182,648)	(411,926)	(63,930)
Net loss	(182,648)	(414,017)	(64,255)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	(39,159)	(10,656)	(1,654)
Unrealized securities holding losses, net of tax	(2,691)	(10,213)	(1,585)
Total comprehensive loss	(224,498)	(434,886)	(67,494)
Total comprehensive loss attributable to non-controlling interests	—	(2,091)	(325)
Total comprehensive loss attributable to MOGU Inc.	(224,498)	(432,795)	(67,169)

7 / 10

Net loss per share attributable to ordinary shareholders
Basic	(0.07)	(0.16)	(0.02)
Diluted	(0.07)	(0.16)	(0.02)
Net loss per ADS
Basic	(1.68)	(4.00)	(0.62)
Diluted	(1.68)	(4.00)	(0.62)
Weighted average number of shares used in computing net loss per share
Basic	2,710,268,598	2,518,428,173	2,518,428,173
Diluted	2,710,268,598	2,518,428,173	2,518,428,173
Share-based compensation expenses included in:
Cost of revenues	1,249	1,241	193
General and administrative expenses	7,538	3,668	569
Sales and marketing expenses	2,621	2,762	429
Research and development expenses	1,620	244	38

8 / 10

MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the six months ended
	September 30,
	2020	2021
	RMB	RMB	US$
Net cash used in operating activities	(39,981)	(73,528)	(11,411)
Net cash (used in)/provided by investing activities	(130,836)	49,458	7,676
Net cash used in financing activities	(102,631)	(8,365)	(1,298)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(11,424)	(2,594)	(404)
Net decrease in cash and cash equivalents and restricted cash	(284,872)	(35,029)	(5,437)
Cash and cash equivalents and restricted cash at beginning of period	857,374	542,884	84,254
Cash and cash equivalents and restricted cash at end of period	572,502	507,855	78,817

9 / 10

MOGU INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

		For the six months ended
		September 30,
		2020	2021
		RMB	RMB	US$
	Net loss	(182,648)	(414,017)	(64,255)
Add:	Share of result of equity investees	—	418	65
Less:	Gain from investments, net	—	(7,822)	(1,214)
Less:	Income tax benefits	(2,350)	(1,715)	(266)
Less:	Interest income	(10,424)	(7,001)	(1,087)
	Loss from operations	(195,422)	(430,137)	(66,757)
Add:	Goodwill impairment	—	186,504	28,945
Add:	Share-based compensation expenses	13,028	7,915	1,229
Add:	Amortization of intangible assets	146,228	160,190	24,861
Add:	Depreciation of property and equipment	3,583	2,797	434
	Adjusted EBITDA	(32,583)	(72,731)	(11,288)
	Net loss	(182,648)	(414,017)	(64,255)
Less:	Gain from investments, net	—	(7,822)	(1,214)
Add:	Share—based compensation expenses	13,028	7,915	1,229
Add:	Goodwill impairment		186,504	28,945
Add:	Amortization of intangible assets	146,228	160,190	24,861
Less:	Adjusted for tax effects	(2,322)	(2,672)	(415)
	Adjusted net loss	(25,714)	(69,902)	(10,849)

10 / 10